

Joseph Cunningham (He/Him) · 3rd

Global Executive / Board Member / CFO

Minneapolis, Minnesota, United States · Contact info

500+ connections

Fractional to multiple companies

Thunderbird School of Global Management

Experience

Chief Financial Officer
Fractional to multiple companies · Part-time
Jan 2018 – Present · 3 yrs 9 mos
Worldwide

Education

Thunderbird School of Global Management
MBA, International Business
1991 – 1993

Northeastern University
BS, Economics / Business Admin
1981 – 1986
Activities and Societies: Football

Licenses & certifications

Association of Insolvency and Restructuring Advisors
CIRA

Series 7 & 63 eprired
FINRA

Singapore Securities Lic
Monatary Authority of Singapore

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